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                                September 27, 2023

       James Rhee
       Chief Executive Officer
       Spark I Acquisition Corp
       3790 El Camino Real
       Unit #570
       Palo Alto, CA 94306

                                                        Re: Spark I Acquisition
Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            September 15, 2023
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 25,
2023
                                                            File No. 333-273176

       Dear James Rhee:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Notes to Financial Statements
       Note 8 - Warrants, page F-15

   1. We note your response to our comment 1 and your revisions to your filing. We note you disclose on pages F-16
and F-32 "Additionally, the Private Placement Warrants will be exercisable on a cash
or cashless basis and be non-redeemable, except as described above, so long as they are
held by the initial purchasers or their permitted transferees." Please tell us how you considered
this statement in your assessment of whether or not there are any
 James Rhee
Spark I Acquisition Corp
September 27, 2023
Page 2
      terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in
      ASC 815-40.
General

2. We acknowledge your revised disclosures in response to our comment 2. We note that your revised disclosures on page 65 state that the forward purchaser may be investing at a
      "modest" illiquidity discount, but also that shareholders may be "significantly" diluted.
      Please revise to provide some context regarding the amount of the discount, or if such information is not known, revise to remove the reference that it would be "modest."
       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNameJames Rhee
                                                           Division of
Corporation Finance
Comapany NameSpark I Acquisition Corp
                                                           Office of Real
Estate & Construction
September 27, 2023 Page 2
cc:       Andrew Hoffman, Esq.
FirstName LastName